[redacted]

BB 3/21

SEC ISSION

05040641

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
8-51163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCURY EQUITY GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 LEXINGTON AVENUE, SUITE 2020
(No. and Street)

NEW YORK	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY W. MESHEL, PRESIDENT (212) 661-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name – *if individual, state last, first, middle name*)

ONE JERICHO PLAZA, SUITE 106	JERICHO	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey W. Meshel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Equity Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VIVIAN A. NEVAREZ
Notary Public, State of New York
No. 01NE6003993
Qualified in Queens County
Commission Expires March 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCURY EQUITY GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

MERCURY EQUITY GROUP, LLC

INDEX
DECEMBER 31, 2004

INDEPENDENT AUDITORS' REPORT	
STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2004	EXHIBIT A
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004	EXHIBIT B
STATEMENT OF CHANGES IN MEMBERS' EQUITY	EXHIBIT C
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004	EXHIBIT D
NOTES TO FINANCIAL STATEMENTS	1 TO 6
SUPPLEMENTARY FINANCIAL INFORMATION:	
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	Schedule 1
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE	

BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
Mercury Equity Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mercury Equity Group, LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Equity Group, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 10, 2005

Berdon LLP
CPAs and Advisors

International Association *of Practicing Accountants*

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

MERCURY EQUITY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash	$ 19,642
Prepaid expenses	2,371
TOTAL CURRENT ASSETS	22,013
OTHER ASSETS:	
Investment in warrants	-
TOTAL ASSETS	$ 22,013

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 7,250
COMMITMENT	
MEMBERS' EQUITY:	
Members' equity	14,763
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 22,013

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME:		
Fee income		$ 12,695
GENERAL AND ADMINISTRATIVE EXPENSES:		
Rent expense	$ 2,400	
Professional fees	10,298	
Registration costs	2,440	
Bonding	504	
Filing fees	1,256	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		16,898
NET (LOSS)		$ (4,203)

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE - JANUARY 1, 2004	$	8,966
CONTRIBUTIONS		10,000
NET (LOSS)		(4,203)
BALANCE - DECEMBER 31, 2004	$	14,763

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (4,203)
Changes in assets and liabilities:	
(Increase) in prepaid expenses	(682)
Increase in accounts payable and accrued expenses	250
NET CASH (USED IN) OPERATING ACTIVITIES	(4,635)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	10,000
INCREASE IN CASH	5,365
CASH - BEGINNING OF YEAR	14,277
CASH - END OF YEAR	$ 19,642

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

Mercury Equity Group, LLC (the Company) was formed as a limited liability company under the laws of New York State on September 3, 1998.

The Company is a registered broker dealer under the Security Exchange Act of 1934. The Company is also a member of the National Association of Security Dealers, Inc. as of March 2, 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Income Taxes

The Company is a limited liability company and therefore no provision for federal and state income taxes is required since the members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from these estimates.

(c) Investment in Warrants

Investment in warrants is stated at market value as determined by management.

NOTE 3 - OPEN TRANSACTIONS

As of December 31, 2004 the Company did not have any open transactions with respect to its activities as a securities broker dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2004 the Company had a net capital and net capital requirements, as reflected on the accompanying supplementary schedule of computation of net capital of $12,392 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital is .59 to 1 at December 31, 2004.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INVESTMENT IN WARRANTS

The Company's investment in warrants is not readily marketable and has been estimated to have no value at December 31, 2004.

The cost and fair value of warrants as of December 31, 2004 are as follows:

	COST	UNREALIZED DEPRECIATION	FAIR VALUE
Warrants	$ 20,100	$ (20,100)	$ -

NOTE 6 - COMMITMENT

The Company is leasing space from an entity related through common ownership on a month to month basis. Rent expense was $2,400 for the year ended December 31, 2004.

SUPPLEMENTARY FINANCIAL INFORMATION

MERCURY EQUITY GROUP, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL:	
Total members' equity (Exhibit C)	$ 14,763
Nonallowable assets:	
Prepaid expenses	2,371
NET CAPITAL	$ 12,392
COMPUTATION OF NET CAPITAL REQUIREMENTS:	
Aggregate indebtedness - accrued expenses	$ 7,250
Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 7,392
Ratio of aggregate indebtedness to net capital	.59 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 14,393
NET AUDIT ADJUSTMENTS	2,001
NET CAPITAL PER ABOVE	$ 12,392

The accompanying notes and independent auditors' report should be read in conjunction with this supplementary schedule.

BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
Mercury Equity Group, LLC
New York, New York

In planning and performing our audit of the financial statements of Mercury Equity Group, LLC for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commissions's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 10, 2005